Exhibit 99.1 Corporate Communications

Clarification following request from Borsa Italiana, the Italian Stock Exchange

London, March 24, 2020

In response to a request from Borsa Italiana (the Italian Stock Exchange), CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) confirms that Hubertus Mühlhäuser resigned as CEO of CNH Industrial to pursue other interests. While Mr. Mühlhäuser offered to assist the Company while it searched for a successor, the Board determined that the Company had access to appropriate experience and skills and decided therefore to accept his resignation with immediate effect.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom